SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXPLANATORY NOTE

Restatement of Attribution Between Equity Attributable to Equity Holders of the Company and Non-Controlling Interest In Unaudited Condensed Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2015:

On March 9, 2016, the Audit Committee of the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) concluded that the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2015, included in the unaudited condensed interim consolidated financial statements and contained in press releases and other shareholder communications that relate to that information for the nine months ended September 30, 2014 and 2015 furnished as an exhibit to the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2016 (the “Previous 2015 Interim Statements”), should no longer be relied upon because the Previous 2015 Interim Statements did not properly state the attribution between equity attributable to equity holders of the Company and non-controlling interest. The errors and adjustments to correct the errors do not affect financial information related to revenue, profit and earnings per share contained in the consolidated income statements included in the Previous 2015 Interim Statements. In addition, the errors and adjustments to correct the errors do not affect financial information related to total assets, total liabilities and total equity contained in the consolidated statements of financial position included in the Previous 2015 Interim Statements. The Audit Committee of the Board of Directors of the Company reached its conclusion after identifying the errors, which the Company has deemed to be material, during the Company’s preparation of its financial statements for its annual period ended December 31, 2015.

The errors that the Company identified in the Previous 2015 Interim Statements are consolidated entries that did not properly state the attribution between equity attributable to equity holders of the Company and non-controlling interest. The adjustments to correct these errors result in, as of September 30, 2015: (i) a decrease in equity attributable to equity holders of the Company of NT$1,321,419 thousand; and (ii) an increase in equity attributable to non-controlling interest of NT$1,321,419 thousand.

Restated financial statements covering the nine months period ended September 30, 2015, presenting financial information that corrects the errors in the attribution between equity attributable to equity holders of the Company and non-controlling interest in the Previous 2015 Interim Statements, are included in the restated unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2014 and 2015, that are furnished as Exhibit 99.1 to and are incorporated by reference in this report on Form 6-K/A.

The following table details the impact of the adjustments to correct these errors on the Company’s consolidated statements of financial position as of September 30, 2015:

	September 30, 2015
	As Reported	Adjustments	Restated
	NT$000	NT$000	NT$000
Equity attributable to equity holders of the Company	14,247,501	(1,321,419)	12,926,082
Non-controlling interests	6,484,203	1,321,419	7,805,622
Total equity	20,731,704		20,731,704

The following table details the impact of the adjustments to correct these errors on the Company’s consolidated statements of changes in equity as of September 30, 2015:

	September 30, 2015
	As Reported	Adjustments	Restated
	NT$000	NT$000	NT$000
Issued capital	31,868	—	31,868
Capital surplus	11,570,959	(1,802,515)	9,768,444
Retained earnings	2,455,768	167,728	2,623,496
Foreign currency translation reserve	502,274	—	502,274
Unearned employee awards	(313,368)	313,368	—

In connection with the errors identified in the Previous 2015 Interim Statements, and the Company’s ongoing assessment of its internal control over financial reporting, the Audit Committee of the Board of Directors concluded that there was a material weakness in the Company’s internal control over financial reporting. The material weakness related to the design of review and approval of the accounting treatment for significant and complex transactions which resulted in incorrect recognition and classification between equity attributable to equity holders of the Company and non-controlling interest in our consolidated statements of financial position and consolidated statements of changes in equity as of September 30, 2015. The Company has taken and completed all actions necessary to remediate the causes of this material weakness.

This report on Form 6-K/A amends the Company’s report on Form 6-K filed with the SEC on February 26, 2016, to include the Company’s restated financial statements covering the nine months ended September 30, 2015, discussed above in the restated unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2014 and 2015, that are furnished as Exhibit 99.1 to this report on Form 6-K/A.

The above discussion includes certain forward-looking statements that are based on the Company’s current expectations. See “Disclosures About Forward-Looking Statements” below.

Disclosures About Forward-Looking Statements:

Certain statements contained in this report on Form 6-K/A may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the SEC and in the Company’s other filings with the SEC. The information contained in this filing is provided as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

This report on Form 6-K/A is hereby incorporated by reference in the Registration Statement on Form F-4 filed by ChipMOS TECHNOLOGIES INC. with the SEC on February 26, 2016 (File No. 333-209733).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: March 21, 2016	By	/S/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

The following exhibits are being furnished with this report on Form 6-K/A:

Number	Exhibit

99.1	Restated Unaudited Condensed Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2014 and 2015

99.2	Operating and Financial Review and Prospects